Exhibit 99.(1)

OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by National Union Fire Insurance Company of Pittsburgh, PA to Mutual of America Investment Corporation was paid for the period March 1, 2013 through March 1, 2014.

Dated: May 20, 2013

/s/ Maria Brophy
Maria Brophy